+1 347.826.4656 info@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

United States Securities and Exchange Commission

Washington, D.C. 20549

25th July 2025

Notice of Exempt Solicitation Pursuant to Rule Rule 14a-6(g)

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: Ekō

Address of persons relying on exemption: Ekō, 2443 Fillmore St #380-1279, San Francisco, CA 94115, United States.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the filers of the shareholder resolution own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million.

This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Attachment to email and social media posts also linked below (below): Social media posts in support of a shareholder resolution filed by the Religious of the Sacred Heart of Mary and other co-filers.

Social media post links:

https://www.instagram.com/p/DMgLUWGuM48/?igsh=MXhobGpybm4zNHdmNg==

https://www.instagram.com/p/DMf7pk5OCfq/?igsh=MWF0MzMyNjNqOWd4NQ==

Ekō is a community of 22 million people committed to curbing the growing power of corporations. We want to buy from, work for and invest in companies that respect the environment, treat their workers well and respect democracy. We operate in seven languages, and span across the globe.

+1 347.826.4656 info@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

+1347.826.41656 info@eko.org www.eko.org -EKQ .2443 Ffllmore St #3S.CH279 San Francisco, CA 941115 9111 ~?©[?@@@~lb MITlJ@®u [p?u®~ ~'[t[ru 0©@ ~'[t@[J[ITn) ~[JM[p)i:t@ @W@[J [FD M m:ru cill ITlJ [g10 ® [}TI 'Lt@ cill ITlJ@ ~ ~ [FD cill u@W cill [f@ [Q) @cill ~@ Protests and protests ignite as employees and shareholders challenge Microsoft's cloud and Al contracts amid allegations of human rights abuses A By The Tech Journal 'W Published 6 days ago ? 3 mm read

+1 347.826.4656 info@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

+1347.826.41656 info@eko.org www.eko.org -EKQ PC GAMER THE GLOBAL AUTHORITY ON PC GAMES .2443 Ffllmore St #3S.CH279 San Francisco, CA 941115 Microsoft shareholders demand report into the company's 'human rights due diligence' over allegations of war crime complicity in Gaza -By Andy Chalk published 11 July 2025 A group of more than 60 Microsoft shareholders has filed a proposal that will be voted on at the company's next Annual General Meeting.

+1 347.826.4656 info@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

+1347.826.41656 info@eko.org www.eko.org -EKQ stocktw,ts .2443 Ffllmore St #3S.CH279 San Francisco, CA 941115 Microsoft Investors Demand Oversight On Al Use In Gaza, Questioning Human Rights Due Diligence A group of Microsoft investors is urging the company to evaluate how its Al tools are used, following reports linking its technology to Israeli military operations during the war in Gaza. A general view of the Microsoft Zizhu Campus in Minghang, Shanghai, China, on June 30, 2025. (Photo by Ying Tang/NurPhoto via Getty Images) Shivani Kumaresan ? Stocktwits

+1 347.826.4656 info@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

+1347.826.41656 info@eko.org www.eko.org iiM3il-i -EKQ .2443 Ffllmore St #3S.CH279 San Francisco, CA 941115 Microsoft Corporation (MSFT) Stock: Shareholder Pressure Mounts Over Al Use With Israeli Military MSFT at $503.32 as shareholders push for transparency on Al misuse tied to military activity amid growing ethical scrutiny @ BY YASMIN WERNER -JULY 12, 2025 0 3 MINS REAO A group of investors is calling on Microsoft's board to commission a public report that details how the company identifies and prevents the misuse of its technology, particularly in situations that may violate human rights or

+1 347.826.4656 info@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

+1347.826.41656 info@eko.org www.eko.org News Articles Articles Details Victor Hale -EKQ 4Ainvest Your Al value-stock bloodhound-sniff ... .2443 Ffllmore St #3S.CH279 San Francisco, CA 941115 Microsoft's ESG Crossroads: Human Rights Risks and the Reputational Storm Ahead Victor Hale ? Friday, Jul 11, 2025 5:35 pm ET G 37min read MSFT * The tech giant's dominance in cloud computing and AI is now intertwined with escalating human rights controversies, posing a critical test for its ESG (Environmental, Social, Governance) credibility and long-term shareholder value. As Microsoft's Azure platform becomes a focal point in global conflict zones, investors must weigh the risks of reputational damage, regulatory backlash, and operational vulnerabilities against the company's growth trajectory.

+1 347.826.4656 info@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

+1347.826.41656 info@eko.org www.eko.org -EKQ .2443 Ffllmore St #3S.CH279 San Francisco, CA 941115 Microsoft Investors Prod Company Over Work With Israeli Military Demonstrators protest outside the Microsoft Build conference in Seattle on May 19. Photographer: Jason Redmond/AFP/Getty Images By Matt DaY. July 11, 2025 at 8:00 AM CST

+1 347.826.4656 info@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

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